Writer’s Direct Dial (561) 237-1536

Writer’s Direct Fax (561) 362-6116

April 13, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MediaNet Group Technologies, Inc. Amendment No. 2 to Preliminary Information Statement on Schedule 14C Filed March 18, 2010 File No. 000-49801

Dear Mr. Owings:

MediaNet respectfully requests an extension until April 23, 2010, to respond to your comment letter dated March 31, 2010.

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard

JLS/bjp